UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436) and on February 27, 2017 (File No. 333-216253).

Attached as Exhibit 99.1 to this Report on Form 6-K is the final report of the Inspector of Election at the Annual General Meeting of Shareholders of Atlantica Yield plc (the “Company”) held on May 11, 2018, reporting that the shareholders approved all resolutions at the Annual General Meeting.

The Company made certain modifications to their Articles of Association and on May 11, 2018 at the Annual General Meeting of Shareholders, the shareholders of the Company also approved the adoption of the modified Articles of Association. A copy of the Articles of Association is attached as Exhibit 3.1 to this Form 6-K and is incorporated herein by reference.

This Report on Form 6-K is being filed to include the following exhibits:

Exhibit Number	Exhibit

3.1	Articles of Association

99.1	Final Report of Inspector of Elections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 18, 2018